ABOUT THIS PROSPECTUS
PRINCIPAL EXECUTIVE OFFICES
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DESCRIPTION OF GM NOVA SCOTIA
DESCRIPTION OF GENERAL MOTORS CORPORATION
GENERAL MOTORS RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED CAPITALIZATION OF GENERAL MOTORS
SELECTED CONSOLIDATED FINANCIAL DATA OF GENERAL MOTORS
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
USE OF PROCEEDS
DESCRIPTION OF NOTES
TAXATION
UNDERWRITING
LEGAL OPINIONS
EXPERTS

Filed Pursuant to Rule 424(b)(1)
Registration No.: 333-70820
PROSPECTUS

$750,000,000

General Motors Nova Scotia Finance Company

6.85% Guaranteed Notes due October 15, 2008

guaranteed absolutely and unconditionally by

General Motors Corporation

          The notes will mature on October 15, 2008. Interest will accrue from October 15, 2001 at the rate of 6.85% per year payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2002. The notes will be redeemable prior to maturity at prices determined in the manner described herein and also if certain events occur involving Canadian taxation.

	Per Note	Total

Public Offering Price (1)	99.786%	$748,395,000

Underwriting Discount	0.375%	$2,812,500

Proceeds, before expenses, to GM Nova Scotia	99.411%	$745,582,500

(1)	Plus accrued interest from October 15, 2001 if settlement occurs after that date.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

           The notes will be ready for delivery through The Depository Trust Company on or about October 15, 2001.

Sole Book-Running Manager

Goldman, Sachs & Co.
Joint Lead Manager
JPMorgan
Credit Suisse First Boston

Barclays Capital

Commerzbank Capital Markets Corp.

Deutsche Banc Alex. Brown

Scotia Capital

October 10, 2001

ABOUT THIS PROSPECTUS

       You should rely only on the information contained in or incorporated by reference in this prospectus. GM Nova Scotia and General Motors have not authorized anyone to provide you with different information or to make any additional representations. GM Nova Scotia and General Motors are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. Unless the context indicates otherwise, “Issuer” or “GM Nova Scotia” means General Motors Nova Scotia Finance Company, “Guarantor”, “General Motors” or “GM” means General Motors Corporation, and the words “we”, “our”, “ours” and “us” refer to General Motors Nova Scotia Finance Company.

       The distribution of this prospectus and the offering of the notes may be restricted in certain jurisdictions. You should inform yourself about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any persons to whom it is unlawful to make such offer or solicitation.

PRINCIPAL EXECUTIVE OFFICES

       GM Nova Scotia’s principal executive offices are located at 1908 Colonel Sam Dr., Oshawa, Ontario L1H 8P7, and the telephone number is 905-644-5000.

       General Motors principal executive offices are located at 300 Renaissance Center, Detroit, Michigan 48265-3000, and the telephone number is 313-556-5100.

WHERE YOU CAN FIND MORE INFORMATION

       General Motors files annual, quarterly, and special reports and other information with the Securities and Exchange Commission, referred to as the Commission or the SEC. You may read and copy any reports or other information General Motors files at the public reference room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also inspect General Motors filings at the Regional Office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also request copies of General Motors documents upon payment of a duplicating fee by writing to the SEC’s Public Reference Room. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC filings are also available to the public from commercial document retrieval services and over the Internet at http://www.sec.gov. and at the General Motors website at http://www.gm.com. Reports and other information can also be inspected at the offices of the following stock exchanges where General Motors common stock, $1-  2/3 par value is listed in the United States: the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, Inc., One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605, the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012 and 301 Pine Street, San Francisco, California 95104 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

       GM Nova Scotia and General Motors have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits, the “registration statement”) under the Securities Act of 1933 with respect to the notes. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information General Motors files with them, which means that General Motors can disclose important information to you by referring you to those documents, including General Motors annual, quarterly and current reports, that are considered part of this prospectus. Information that General Motors files later with the SEC will automatically update and supersede this information.

       We incorporate by reference the documents set forth below that General Motors previously filed with the SEC and any future filings made with the SEC until the offering of all the securities has been completed. These documents contain important information about GM and its finances.

SEC Filings (File No. 1-143)	Period

Annual Report on Form 10-K	Year ended December 31, 2000

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2001 and June 30, 2001

Current Reports on Form 8-K	January 3, 2001, January 8, 2001, January 16, 2001(2), January 17, 2001, February 1, 2001, February 6, 2001, February 9, 2001, February 22, 2001, March 1, 2001, March 29, 2001, April 3, 2001, April 17, 2001(2), April 18, 2001(3), April 20, 2001, May 1, 2001, May 25, 2001(2), June 1, 2001, July 3, 2001, July 17, 2001, August 1, 2001, August 7, 2001, August 21, 2001, August 27, 2001, September 4, 2001, September 18, 2001, September 21, 2001, September 25, 2001, September 26, 2001, October 2, 2001 and October 3, 2001.

       You may request a copy of the documents incorporated by reference in this prospectus, except exhibits to such prospectus, at no cost, by writing or telephoning the office of W. W. Creek, Controller, at the following address and telephone number:

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265-3000
Tel: (313) 556-5000

DESCRIPTION OF GM NOVA SCOTIA

       GM Nova Scotia, organized on September 28, 2001 as a Nova Scotia unlimited liability company, is a direct, wholly owned subsidiary of General Motors. GM Nova Scotia has no independent operations other than acting as a finance company for General Motors and affiliates of General Motors. GM Nova Scotia does not, and will not, file separate reports with the Securities and Exchange Commission.

DESCRIPTION OF GENERAL MOTORS CORPORATION

       General Motors is primarily engaged in the automotive and, through its wholly-owned Hughes subsidiary, the communications services industries. General Motors is the world’s largest manufacturer of automotive vehicles. General Motors also has financing and insurance operations and, to a lesser extent, is engaged in other industries.

       General Motors automotive segment is comprised of four regions:

•	GM North America;

•	GM Europe;

•	GM Latin America/ Africa/ Mid-East; and

•	GM Asia Pacific.

       GM North America designs, manufactures and markets vehicles primarily in North America under the following nameplates:

• Chevrolet	• GMC	• Buick	• Saturn
• Pontiac	• Oldsmobile	• Cadillac

       GM Europe, GM Latin America/ Africa/ Mid-East, and GM Asia Pacific meet the demands of customers outside North America with vehicles designed, manufactured and marketed under the following nameplates:

• Opel	• Holden	• Saab	• GMC	• Buick
• Vauxhall	• Isuzu	• Chevrolet	• Cadillac

       General Motors participates in the communications services industry through its Hughes subsidiary, which is a leading global provider of digital entertainment services, information and communications services and satellite-based private business networks.

       General Motors financing and insurance operations primarily relate to General Motors Acceptance Corporation, which provides a broad range of financial services, including consumer vehicle financing, full-service leasing and fleet leasing, dealer financing, car and truck extended service contracts, residential and commercial mortgage services, commercial vehicle and homeowner’s insurance and asset-based lending. General Motors other industrial operations include the design, manufacturing and marketing of locomotives and heavy-duty transmissions.

       Substantially all of General Motors automotive-related products are marketed through retail dealers and through distributors and jobbers in the United States, Canada and Mexico, and through distributors and dealers overseas. At December 31, 2000, there were approximately 8,000 GM vehicle dealers in the United States, 840 in Canada and 155 in Mexico. Additionally, there were a total of approximately 11,220 outlets overseas which include dealers and authorized sales, service and parts outlets.

GENERAL MOTORS RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended		Years Ended
June 30,		December 31,

2001	2000	2000	1999	1998	1997	1996

1.29	2.12	1.71	2.12	1.72	2.22	1.96

       General Motors computes the ratio of earnings to fixed charges by dividing earnings before income taxes and fixed charges by the fixed charges. This ratio includes the earnings and fixed charges of GM and its consolidated subsidiaries. Fixed charges consist of interest and discount and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

CONSOLIDATED CAPITALIZATION OF GENERAL MOTORS
(unaudited)
(dollars in millions)

June 30,
2001

Total Debt	$144,180

Minority interests	699

Stockholders’ Equity

$1 2/3 par value common stock (issued, 549,606,968 shares) and Class H common stock (issued, 876,465,865 shares) and Capital surplus (principally additional paid-in-capital)	$22,118

Retained earnings	10,233

Net unrealized loss on derivatives	(187)

Net unrealized gains on securities	355

Accumulated foreign currency translation adjustments	(2,814)

Minimum pension liability adjustment	(45)

Total stockholders’ equity	$29,660

Total Capitalization	$174,539

Note:	Guarantees and contingent liabilities of GM are as disclosed on page II-38 of the Annual Report on Form 10-K for the year ended December 31, 2000.

       GM has had no material capitalization changes since June 30, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA OF GENERAL MOTORS

       The following table sets forth General Motors selected financial data derived from the audited consolidated financial statements for the two years ended December 31, 2000 and 1999 and from unaudited financial statements for the six months ended June 30, 2001 and 2000. General Motors does not publish non-consolidated financial statements. General Motors believes that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended June 30, 2001 are not necessarily indicative of the results for the full year. The following information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. See “Incorporation of Certain Documents by Reference”.

Balance Sheet Data (1):

GENERAL MOTORS CORPORATION AND SUBSIDIARIES

			Year Ended
	June 30,	June 30,
	2001	2000	Dec. 31,	Dec. 31,
	(unaudited)	(unaudited)	2000	1999

	(dollars in millions)

ASSETS

Automotive, Communications Services, and Other Operations

Cash and cash equivalents	$8,370	$9,441	$9,119	$9,730

Marketable securities	795	893	1,161	1,698

Total cash and marketable securities	9,165	10,334	10,280	11,428

Accounts and notes receivable (less allowances)	6,533	5,968	5,835	5,093

Inventories (less allowances)	11,072	11,680	10,945	10,638

Equipment on operating leases (less accumulated depreciation)	5,084	5,973	5,699	5,744

Deferred income taxes and other current assets	8,499	9,678	8,388	9,006

Total current assets	40,353	43,633	41,147	41,909

Equity in net assets of nonconsolidated associates	4,934	3,377	3,497	1,711

Property – net	33,922	33,436	33,977	32,779

Intangible assets – net	7,743	8,726	7,622	8,527

Deferred income taxes	15,560	13,456	14,870	15,277

Other assets	31,226	30,207	32,243	25,358

Total Automotive, Communication Services, and Other Operations assets	133,738	132,835	133,356	125,561

Financing and Insurance Operations

Cash and cash equivalents	1,139	692	1,165	712

Investments in securities	10,614	9,447	9,595	9,110

Finance receivables – net	89,608	85,782	92,415	80,627

Investment in leases and other receivables	35,701	37,883	36,752	36,407

Other assets	31,281	23,528	27,846	21,312

Net receivable from Automotive, Communication Services, and Other Operations	1,582	1,182	1,971	1,001

Total Financing and Insurance Operations assets	169,925	158,514	169,744	149,169

Total assets	$303,663	$291,349	$303,100	$274,730

			Year Ended
	June 30,	June 30,
	2001	2000	Dec. 31,	Dec. 31,
	(unaudited)	(unaudited)	2000	1999

	(dollars in millions)

LIABILITIES AND STOCKHOLDERS’ EQUITY

Automotive, Communications Services, and Other Operations

Accounts payable (principally trade)	$19,177	$17,329	$18,309	$17,254

Loans payable	2,430	2,554	2,208	1,991

Accrued expenses	34,512	32,527	33,252	32,854

Net payable to Financing and Insurance Operations	1,582	1,182	1,971	1,001

Total current liabilities	57,701	53,592	55,740	53,100

Long-term debt	8,662	8,518	7,410	7,415

Postretirement benefits other than pensions	34,109	33,931	34,306	34,166

Pensions	3,111	3,338	3,480	3,339

Other liabilities and deferred income taxes	14,791	17,279	15,768	17,426

Total Automotive, Communications Services, and Other Operations liabilities	118,374	116,658	116,704	115,446

Financing and Insurance Operations

Accounts payable	6,348	4,611	7,416	4,262

Debt	133,088	128,164	135,037	122,282

Other liabilities and deferred income taxes	15,494	12,161	12,922	11,282

Total Financing and Insurance Operations liabilities	154,930	144,936	155,375	137,826

Minority interests	699	647	707	596
General Motors – obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of General Motors

Series D	—	—	—	79

Series G	—	139	139	139

Stockholders’ equity

$1 2/3 par value common stock (issued, 549,606,968; 536,912,451; 548,181,757 and 619,412,233 shares)	916	895	914	1,033

Class H common stock (issued, 876,465,865; 873,646,596; 875,286,559 and 411,345,561 shares)	88	87	88	14

Capital surplus (principally additional paid-in capital)	21,114	19,668	21,020	13,794

Retained earnings	10,233	9,816	10,119	6,961

Subtotal	32,351	30,466	32,141	21,802

Accumulated foreign currency translation adjustments	(2,814)	(2,252)	(2,502)	(2,033)

Net unrealized loss on derivatives	(187)	—	—

Net unrealized gains on securities	355	876	581	996

Minimum pension liability adjustment	(45)	(121)	(45)	(121)

Accumulated other comprehensive loss	(2,691)	(1,497)	(1,966)	(1,158)

Total stockholders’ equity	29,660	28,969	30,175	20,644

Total liabilities and stockholders’ equity	$303,663	$291,349	$303,100	$274,730

	Six Months Ended
	June 30,		Years Ended December 31,

	2001	2000	2000	1999

	(dollars in millions)

Income Statement Data (1):

Total net sales and revenues	$88,835	$95,601	$184,632	$176,558

Cost of sales and other expenses	71,691	75,210	145,664	140,708

Selling, general, and administrative expenses	11,245	10,338	22,252	19,053

Interest expense	4,470	4,586	9,552	7,750

Total costs and expenses	87,406	90,134	177,468	167,511

Income from continuing operations before Income taxes and minority interests	1,429	5,467	7,164	9,047

Income tax expense	512	1,712	2,393	3,118

Equity income/(loss) and minority interests	(203)	(221)	(319)	(353)

Income from continuing operations	714	3,534	4,452	5,576

Income from discontinued operations	—	—	—	426

Net income	$714	$3,534	$4,452	$6,002

(1)	Certain amounts for 1999 and 2000 have been reclassified to conform with 2001 classifications.

USE OF PROCEEDS

       All or a substantial portion of the proceeds from the sale of the debt securities will be lent by GM Nova Scotia to General Motors or its affiliates, and General Motors or such affiliates will use such proceeds for general corporate purposes. GM Nova Scotia’s expenses in connection with the offering are estimated at $255,000.

DESCRIPTION OF NOTES

General

       The notes offered hereby will be issued in aggregate principal amount initially limited to $750,000,000 pursuant to an indenture dated as of October 15, 2001 among GM Nova Scotia, as issuer, General Motors, as guarantor, and Citibank, N.A., as trustee, a copy of which is filed as an exhibit to the registration statement. The following summaries of certain provisions of the indenture are not complete and are subject to all provisions of the indenture, including the definition of certain terms. The notes and the guarantees have been authorized and approved by resolution of GM Nova Scotia’s and General Motors Boards of Directors.

       The indenture provides that, in addition to the notes and the guarantees being offered, additional debt securities and guarantees may be issued without limitation as to aggregate principal amount, but only as authorized by GM Nova Scotia’s and General Motors Boards of Directors. The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York, United States.

       The notes will mature and be redeemed at par on October 15, 2008. The notes will be redeemable by GM Nova Scotia prior to maturity at prices determined in the manner described below and also if certain events occur involving Canadian taxation. See “Optional Redemption” and “Redemption for Tax Reasons.” The notes will bear interest, calculated on the basis of a 360-day year consisting of twelve 30-day months, from October 15, 2001 at the rate of 6.85% per annum, payable on April 15 and October 15 of each year, the first payment to be made on April 15, 2002 in respect of the period from October 15, 2001 to April 15, 2002, to the person in whose name the notes are registered at the close of business on the last day of the calendar month next preceding such April 15 and October 15.

Guarantee

       General Motors, in its capacity as guarantor, will guarantee (each, a “Guarantee”) the punctual payment of the principal of, premium, if any, and interest and all other amounts payable on the notes, when and as the same are due and payable. Each Guarantee is absolute and unconditional, irrespective of any circumstance that might otherwise constitute a legal or equitable discharge of a surety or guarantor. To evidence the Guarantee, a guarantee, executed by General Motors, will be endorsed on each note. A form of the Guarantee is attached as Appendix I.

Optional Redemption

       The notes will be redeemable at any time, at GM Nova Scotia’s option, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, prior to their maturity at a redemption price equal to the sum of the principal amount of the notes, the Make-Whole Amount described below and any accrued and unpaid interest to the date of redemption. Holders of record on a record date that is on or prior to a redemption date will be entitled to receive interest due on the interest payment date.

       The term “Make-Whole Amount” means, the excess, if any, of (i) the aggregate present value as of the date of the redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting, on a semiannual basis, the remaining principal and interest at the Reinvestment Rate described below (determined on the third business day preceding the date notice of redemption is given) from the dates on which the principal and interest would have been payable if the redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the notes being redeemed.

       The term “Reinvestment Rate” means 0.35% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent weekly Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest tenth) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to the maturity would be so calculated and the Reinvestment Rate would be interpolated or extrapolated on a straight-line basis, rounding to the nearest tenth. The most recent Statistical Release published prior to the date of determination of the Make-Whole Amount will be used for purposes of calculating the Reinvestment Rate.

       The Make-Whole Amount will be calculated by an independent investment banking institution of national standing appointed by GM Nova Scotia. If GM Nova Scotia fails to make the appointment at least 45 business days prior to the date of redemption, or if the institution is unwilling or unable to make the calculation, the calculation will be made by an independent investment banking institution of national standing appointed by the trustee.

       If the Reinvestment Rate is not available as described above, the Reinvestment Rate will be calculated by interpolation or extrapolation of comparable rates selected by the independent investment banking institution.

       In the case of any partial redemption, selection of the notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed on a national securities exchange, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate.

Book-Entry, Delivery and Form

       The notes will be offered and sold in principal amounts of U.S. $1,000 and integral multiples thereof. The notes will be issued in the form of one or more fully registered Global Notes (collectively, the “Global Notes”), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary” or “DTC”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes through DTC. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

       The Depositary has advised as follows: it is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between participants in such securities through electronic book-entry changes in accounts of its participants. Participants include:

•	securities brokers and dealers, including the underwriters named in this prospectus;

•	banks and trust companies;

•	clearing corporations; and

•	certain other organizations.

       Access to the Depositary’s system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants or indirect participants.

       The Depositary advises that pursuant to procedures established by it:

•	upon issuance of the Global Notes by GM Nova Scotia, the Depositary will credit the account of participants designated by the underwriters with the principal amounts of the Global Notes purchased by the underwriters; and

•	ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Notes).

       The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

       As long as the Depositary’s nominee is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of the notes under the indenture. Except as provided below, you will not:

•	be entitled to have any of the notes registered in your name;

•	receive or be entitled to receive physical delivery of the notes in definitive form; or

•	be considered the owners or holders of the notes under the indenture.

       GM Nova Scotia, General Motors, the trustee, any paying agent and the Depositary will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

       Principal and interest payments on the notes registered in the name of the Depositary’s nominee will be made by the trustee to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the indenture, GM Nova Scotia, General Motors and the trustee will treat the persons in whose names the notes are registered as the owners of the notes for the purpose of receiving payment of principal and interest on the notes and for all other purposes whatsoever. Therefore, GM Nova Scotia and General Motors do not have, and neither the trustee nor any paying agent has, any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depositary has advised GM Nova Scotia, General Motors and the trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary. Payments by participants and indirect participants to owners of beneficial interests in the Global Notes will be the responsibility of such participants and indirect participants and will be governed by their standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”.

       Individual certificates in respect of the notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If the Depositary is at any time unwilling or unable to continue as depositary and GM Nova Scotia has not appointed a successor depositary within 90 days, GM Nova Scotia will issue notes in definitive form in exchange for the Global Notes. In addition, GM Nova Scotia may at any time determine not to have the notes represented by the Global Notes and, in such event, will issue notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in Global Notes will be entitled to have notes equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of the notes in definitive form. Notes so issued in definitive form will be issued in denominations of U.S. $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of the notes, but GM Nova Scotia may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

       Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC, in accordance with its procedures. Book-entry interests in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC.

Global Clearance and Settlement Procedures

       Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with Depositary rules.

Further Issues

       GM Nova Scotia may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking pari passu with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes having Guarantees endorsed thereon. Such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Payment of Additional Amounts

       All payments of principal, premium, if any, and interest, if any, in respect of the notes will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of

Canada or any political subdivision thereof, or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law or the application or interpretation thereof. If such withholding or deduction is so required, GM Nova Scotia shall pay (subject to GM Nova Scotia’s right of redemption referred to under “Redemption for Tax Reasons” below) as additional interest such additional amounts as may be necessary in order that the net amounts received by the holders of notes after such withholding or deduction shall equal the net payment in respect of such notes which would have been received by them in respect of the notes, in the absence of such withholding or deduction; except that no additional amounts shall be payable with respect to any note presented for payment:

       (a)  by or on behalf of a holder (i) that is not a “Non-Canadian Person” as defined under the heading “Taxation-Canadian Federal Taxation” or (ii) in respect of whom such taxes, duties, assessments or governmental charges are required to be withheld or deducted by reason of such holder failing to comply with any certification or information reporting as may be required under Canadian income tax law to qualify for an exemption from such deduction or withholding;

       (b)  more than 10 days after the later of (a) the date on which payment in respect of the notes becomes due and payable or (b) if the full amount of monies payable on such date has not been received by the trustee on or prior to such date, the date on which notice that such monies have been received is published, except to the extent that the holder thereof would have been entitled to such additional amounts on presenting such note for payment on the last day of such period of 10 days.

       The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Redemption for Tax Reasons”, GM Nova Scotia shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

Redemption for Tax Reasons

       If, as a result of-

•	any change or proposed change in or amendment or proposed amendment to the laws (including any regulations or rulings promulgated thereunder) of Canada or any political subdivision thereof or therein affecting taxation, or in or to the income tax treaty between the United States and Canada which becomes effective after the date of this prospectus or which proposal is made after such date,

•	any change in the official application or interpretation of such laws or such treaty, including any official proposal for such a change, amendment or change in the application or interpretation of such laws or such treaty, which change, amendment, application or interpretation is announced or becomes effective after the date of this prospectus or which proposal is made after such date, or

•	any action taken or proposed to be taken by any taxing authority of Canada which action or proposed action is taken or becomes generally known after the date of this Prospectus,

there is, in the written opinion of independent legal counsel of recognized standing to GM Nova Scotia, a material increase in the probability that GM Nova Scotia has or may become obligated to pay additional amounts (as described above under “Payment of Additional Amounts”), and GM Nova Scotia in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it, the notes may be redeemed, as a whole but not in part, at GM Nova Scotia’s option at any time thereafter, upon notice to the trustee and the holders of the notes in accordance with the provisions of the indenture, at a redemption price equal to 100% of the principal amount of the notes to be redeemed together with accrued interest thereon to but excluding the date fixed for redemption.

Certain Covenants of General Motors

       DEFINITIONS APPLICABLE TO COVENANTS. The following definitions shall be applicable to the covenants of General Motors in the indenture in its capacity as guarantor:

       (i)  “Attributable Debt” means, at the time of determination as to any lease, the present value (discounted at the actual rate, if stated, or, if no rate is stated, the implicit rate of interest of such lease transaction as determined by the chairman, president, any vice chairman, any vice president, the treasurer or any assistant treasurer of General Motors), calculated using the interval of scheduled rental payments under such lease, of the obligation of the lessee for net rental payments during the remaining term of such lease (excluding any subsequent renewal or other extension options held by the lessee). The term “net rental payments” means, with respect to any lease for any period, the sum of the rental and other payments required to be paid in such period by the lessee thereunder, but not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, earnings or profits or of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges; provided, however, that, in the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net rental payments required to be paid from the later of the first date upon which such lease may be so terminated and the date of the determination of net rental payments, “net rental payments” shall include the then-current amount of such penalty from the later of such two dates, and shall exclude the rental payments relating to the remaining period of the lease commencing with the later of such two dates.

       (ii)  “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

       (iii)  “Manufacturing Subsidiary” means any Subsidiary (A) substantially all the property of which is located within the continental United States of America, (B) which owns a Principal Domestic Manufacturing Property and (C) in which General Motors investment, direct or indirect and whether in the form of equity, debt, advances or otherwise, is in excess of $2,500,000,000 as shown on the books of General Motors as of the end of the fiscal year immediately preceding the date of determination; provided, however, that “Manufacturing Subsidiary” shall not include Hughes Electronics Corporation and its Subsidiaries, General Motors Acceptance Corporation and its Subsidiaries (or any corporate successor of any of them) or any other Subsidiary which is principally engaged in leasing or in financing installment receivables or otherwise providing financial or insurance services to General Motors or others or which is principally engaged in financing General Motors operations outside the continental United States of America.

       (iv)  “Mortgage” means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

       (v)  “Principal Domestic Manufacturing Property” means any manufacturing plant or facility owned by General Motors or any Manufacturing Subsidiary which is located within the continental United States of America and, in the opinion of the Board of Directors, is of material importance to the total business conducted by General Motors and its consolidated affiliates as an entity.

       (vi)  “Subsidiary” means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by General Motors, or by one or more Subsidiaries, or by General Motors and one or more Subsidiaries.

       LIMITATION ON LIENS. For the benefit of the notes, General Motors will not, nor will it permit any Manufacturing Subsidiary to, issue or assume any Debt secured by a Mortgage upon any Principal Domestic Manufacturing Property of General Motors or any Manufacturing Subsidiary or upon any shares of stock or indebtedness of any Manufacturing Subsidiary (whether such Principal Domestic Manufacturing Property, shares of stock or indebtedness are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance or assumption of any such Debt that the guarantees (together with, if General Motors shall so determine, any other indebtedness of General Motors or such Manufacturing Subsidiary ranking equally with the guarantees and then existing or thereafter created) shall be secured equally and ratably with such secured Debt, unless the aggregate amount of Debt issued or assumed and so secured by Mortgages, together with all other Debt of General Motors and its Manufacturing Subsidiaries which (if originally issued or assumed at such time) would otherwise be subject to the foregoing restrictions, but not including Debt permitted to be secured under clauses (i) through (vi) of the immediately following paragraph, does not at the time exceed 20% of the stockholders’ equity of General Motors and its consolidated subsidiaries, as determined in accordance with accounting principles generally accepted in the U.S. and shown on the audited consolidated balance sheet contained in the latest published annual report to the stockholders of General Motors.

       The above restrictions shall not apply to Debt secured by:

       (i)  Mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Manufacturing Subsidiary;

       (ii)  Mortgages on property existing at the time of acquisition of such property by General Motors or a Manufacturing Subsidiary, or Mortgages to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property by General Motors or a Manufacturing Subsidiary or to secure any Debt incurred prior to, at the time of, or within 180 days after, the later of the date of acquisition of such property and the date such property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Mortgages to secure any Debt incurred for the purpose of financing the cost to General Motors or a Manufacturing Subsidiary of improvements to such acquired property;

       (iii)  Mortgages securing Debt of a Manufacturing Subsidiary owing to General Motors or to another Subsidiary;

       (iv)  Mortgages on property of a corporation existing at the time such corporation is merged or consolidated with General Motors or a Manufacturing Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to General Motors or a Manufacturing Subsidiary;

       (v)  Mortgages on property of General Motors or a Manufacturing Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or

       (vi)  any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) to (v); provided, however, that the principal amount of Debt secured thereby shall not exceed by more than 115% the principal amount of Debt so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

       LIMITATION ON SALE AND LEASE-BACK. For the benefit of the notes, General Motors will not, nor will it permit any Manufacturing Subsidiary to, enter into any arrangement with any person providing for the leasing by General Motors or any Manufacturing Subsidiary of any Principal Domestic Manufacturing Property owned by General Motors or any Manufacturing Subsidiary on the date that the notes are originally issued (except for temporary leases for a term of not more than five years and except for leases between General Motors and a Manufacturing Subsidiary or between Manufacturing

Subsidiaries), which property has been or is to be sold or transferred by General Motors or such Manufacturing Subsidiary to such person, unless either:

       (i)  General Motors or such Manufacturing Subsidiary would be entitled, pursuant to the provisions of the covenant on limitation on liens described above, to issue, assume, extend, renew or replace Debt secured by a Mortgage upon such property equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the guarantees; provided, however, that from and after the date on which such arrangement becomes effective the Attributable Debt in respect of such arrangement shall be deemed for all purposes under the covenant on limitation on liens described above and this covenant on limitation on sale and lease-back to be Debt subject to the provisions of the covenant on limitation on liens described above (which provisions include the exceptions set forth in clauses (i) through (vi) of such covenant); or

       (ii)  General Motors shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement to the retirement (other than any mandatory retirement or by way of payment at maturity), within 180 days of the effective date of any such arrangement, of Debt of General Motors or any Manufacturing Subsidiary (other than Debt owned by General Motors or any Manufacturing Subsidiary) which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than twelve months after the date of the creation of such Debt.

Defeasance

       The indenture provides that either GM Nova Scotia or General Motors, in its capacity as guarantor, may, at its option, (a) discharge its indebtedness and its obligations under the indenture with respect to the notes or (b) not comply with certain covenants contained in the indenture with respect to the notes, in each case by depositing trust funds or obligations guaranteed by the United States of America with the trustee sufficient to pay and discharge the entire indebtedness of all outstanding notes. Such defeasance is subject to other conditions including receipt of a tax opinion to the effect that the holders of the notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and will be subject to United States Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such defeasance had not occurred.

Merger and Consolidation; Assumption

       The indenture provides that neither GM Nova Scotia nor General Motors, will merge or consolidate with another corporation or sell or convey all or substantially all of its assets unless either GM Nova Scotia or General Motors, as the case may be, is the continuing corporation or the new corporation shall expressly assume the interest and principal, or guarantee as the case may be, and all other amounts due under the notes or guarantees. In either case, the indenture provides that neither GM Nova Scotia nor General Motors, as the case may be, nor any successor companies may be in default of performance immediately after a merger or consolidation. Additionally, the indenture provides that in the case of any such merger or consolidation, either GM Nova Scotia or its successor companies may continue to issue securities under the indenture.

       General Motors or any direct or indirect wholly-owned subsidiary of General Motors organized and existing under United States or Canadian law may, without merging or consolidating with or acquiring all or substantially all of the assets of GM Nova Scotia, assume the due and punctual payment of the principal, interest and any additional amounts on all the notes. If the assuming corporation is not General Motors, then General Motors shall unconditionally guarantee payment of the obligations assumed as fully and to the same extent as it guarantees the obligation prior to assumption. Such assumption is subject to other conditions including receipt of a tax opinion to the effect that the holders of the notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such assumption and will be subject to United States Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such assumption had not occurred.

Modification of the Indenture

       The indenture contains provisions permitting GM Nova Scotia, General Motors and the trustee to modify or amend the indenture or any supplemental indenture or the rights of the holders of the debt securities issued thereunder, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series at the time outstanding under such indenture which are affected by such modification or amendment, voting as one class, provided that no such modification shall:

•	extend the fixed maturity of any debt securities, or reduce the principal amount thereof, or premium, if any, or reduce the rate or extend the time of payment of interest thereon, or make the principal of or interest thereon payable in any coin or currency other than so provided in the debt securities, without the consent of the holder of each debt security so affected; or

•	reduce the aforesaid percentage of debt securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all debt securities then outstanding under the indenture.

Events of Default

       An event of default with respect to any series of debt securities issued subject to the indenture is defined in the indenture as being:

•	default in payment of any principal or premium, if any, on such series;

•	default for 30 days in payment of any interest (including Additional Amounts) on such series;

•	default for 90 days after notice in performance of any other covenant in the indenture; or

•	certain events of bankruptcy, insolvency or reorganization.

       No event of default with respect to a particular series of debt securities issued under the indenture necessarily constitutes an event of default with respect to any other series of debt securities issued thereunder. In case an event of default as set out in the first, second and third items listed above shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of each such series then outstanding may declare the principal, or, in the case of discounted debt securities, the amount specified in the terms thereof, of such series to be due and payable. In case an event of default as set out in the fourth item listed above shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of all the debt securities then outstanding, voting as one class, may declare the principal, or, in the case of discounted debt securities, the amount specified in the terms thereof, of all outstanding debt securities to be due and payable. Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, or of all the outstanding debt securities, as the case may be, except in a case of failure to pay principal or premium, if any, or interest (including Additional Amounts) on such debt security for which payment had not been subsequently made. GM Nova Scotia and General Motors are each required to file with the trustee annually an Officers’ Certificate as to the absence of certain defaults under the terms of the indenture. The indenture provides that the trustee may withhold notice to the securityholders of any default, except in payment of principal, premium, if any, or interest, if it considers it in the interest of the securityholders to do so.

       Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the securityholders, unless such securityholders shall have offered to the trustee reasonable indemnity or security.

       Subject to such provisions for the indemnification of the trustee and to certain other limitations, the holders of a majority in principal amount of the debt securities of each series affected, with each series voting as a separate class, at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Concerning the Trustee

       Citibank, N.A. is the trustee under the indenture. It is also trustee under various indentures covering outstanding notes and debentures of General Motors. Citibank, N.A. and its affiliates act as depositary for funds of, make loans to, act as trustee and perform certain other services for, certain of General Motors affiliates and General Motors in the normal course of its business. As trustee of various trusts, it has purchased securities of General Motors and those of certain of its affiliates.

TAXATION

Canadian Federal Taxation

       The following summary describes the material Canadian federal tax consequences of ownership and disposition of the notes generally applicable to a holder who acquires the notes in this offering. This summary is based upon the provisions of the Income Tax Act (Canada) (the “Canadian Tax Act”) in force on the date hereof and the regulations adopted thereunder (the “Regulations”), proposed amendments to the Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus and the current published administrative practices and policies of the Canada Customs and Revenue Agency, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary does not otherwise take into account or anticipate any other changes in law or administrative practice, whether by legislative, governmental or judicial action, nor does it take into account foreign income tax considerations. This summary does not discuss all of the Canadian federal tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. It is of a general nature only and is not, and should not be construed to be, advice to any particular holder of notes. Persons considering the purchase of notes should consult their own tax advisors with regard to the application of the Canadian federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any provincial or non-Canadian taxing jurisdiction.

       For purposes of the following discussion, “Non-Canadian person” means a beneficial owner of a note that, for purposes of the Canadian Tax Act:

•	is not (and is not deemed to be) a resident of Canada,

•	deals at arm’s length with GM Nova Scotia,

•	does not use or hold and is not deemed to use or hold the notes in, or in the course of, carrying on business in Canada, and

•	in the case of a person who carries on an insurance business in Canada and elsewhere, establishes that the notes are not “designated insurance property” and are not effectively connected with such insurance business carried on in Canada.

  Interest and Other Payments

       A Non-Canadian holder will not be subject to Canadian federal tax (including withholding tax) on the payment of interest, premium or principal on the notes.

  Dispositions

       Gains realized on the disposition or deemed disposition of a note by a Non-Canadian holder will not be subject to Canadian federal tax.

United States Federal Income Taxation

       The following summary describes the material United States federal income tax consequences of ownership and disposition of the notes. This summary provides general information only and is directed solely to original holders purchasing notes at the “issue price” (that is, the first price to the public at which a substantial amount of the notes in an issue is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers)). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing administrative pronouncements and judicial decisions, existing and proposed Treasury Regulations currently in effect, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, and does not apply to holders that are not “United States persons” (as defined below) or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

       For purposes of the following discussion, “United States person” means a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and (2) one or more United States persons have the authority to control all substantial decisions of the trust.

       If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

  Payments of Interest

       Interest on a note will generally be taxable to a United States person as United States source ordinary interest income at the time it is accrued or is received in accordance with the United States person’s method of accounting for tax purposes.

  Sale, Exchange or Retirement of the Notes

       Upon the sale, exchange or retirement of a note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States person’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to interest on the note that has not previously been included in income, which will be includable as interest as described under “Payments of Interest” above. A United States person’s adjusted tax basis in a note generally will equal the cost of the note to the United States person.

       In general, gain or loss realized on the sale, exchange or redemption of a note will be capital gain or loss. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

  Backup Withholding and Information Reporting

       Backup withholding and information reporting requirements may apply to certain payments of principal, premium and interest on a note, and to payments of proceeds of the sale or redemption of a note, to certain non-corporate United States persons. GM Nova Scotia, General Motors, its agent, a broker, or any paying agent, as the case may be, will be required to withhold from any payment tax at the rates specified in the Code if the United States person fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, fails to certify that such United States person is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against that United States person’s United States federal income tax and may entitle that United States person to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

       Subject to the terms and conditions set forth in an underwriting agreement dated October 10, 2001 (the “Underwriting Agreement”), GM Nova Scotia has agreed to sell, and General Motors has agreed to guarantee, to each of the underwriters named below, and each of the underwriters, for whom Goldman, Sachs & Co. is acting as representative (the “Representative”), has severally agreed to purchase the principal amount of the notes set forth opposite its name below. In the Underwriting Agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased.

Principal Amount
Underwriters	of Notes

Goldman, Sachs & Co.	$450,000,000

J.P. Morgan Securities Inc.	120,000,000

Credit Suisse First Boston Corporation	60,000,000

Barclays Bank PLC	30,000,000

Commerzbank Capital Markets Corporation	30,000,000

Deutsche Banc Alex. Brown Inc.	30,000,000

Scotia Capital (USA) Inc.	30,000,000

Total	$750,000,000

       The Representative has advised GM Nova Scotia and General Motors that the underwriters propose initially to offer the notes to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of 0.225% of the principal amount of the notes. After the initial public offering, the public offering price and concession may be changed.

       GM Nova Scotia and General Motors have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

       The notes are a new issue of securities with no established trading market. GM Nova Scotia and General Motors have been advised by the representative that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

       In connection with the sale of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for and purchase the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

       John H. Bryan, a director of The Goldman Sachs Group, Inc., of which Goldman, Sachs & Co. is a direct wholly owned subsidiary, is a director of General Motors. Lloyd D. Ward, a director of J.P. Morgan Chase & Co., of which J.P. Morgan Securities Inc. is a direct wholly owned subsidiary, is a director of General Motors Corporation. In the ordinary course of their respective businesses, certain of the underwriters or their affiliates have engaged, and will in the future engage, in commercial banking and investment banking transactions with GM Nova Scotia, General Motors and certain of their affiliates.

LEGAL OPINIONS

       The validity of the notes offered in this prospectus will be passed upon for GM Nova Scotia and General Motors by Martin I. Darvick, Esq., an attorney on General Motors Legal Staff and for the underwriters by Davis Polk & Wardwell. Mr. Darvick and Davis Polk & Wardwell will rely on Stewart McKelvey Stirling Scales as to matters of Nova Scotia law. Mr. Darvick owns shares and holds options to purchase shares of General Motors common stock, $1  2/3 par value and owns shares of General Motors Class H common stock, $0.10 par value. Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of the General Motors Board of Directors and has acted as counsel to General Motors and certain of its affiliates in various matters.

EXPERTS

       The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from General Motors’ Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Appendix I

Form of Guarantee

       General Motors Corporation (the “Guarantor”) hereby unconditionally guarantees to the holder of this Note duly authenticated and delivered by the Trustee, the due and punctual payment of the principal, and premium, if any, of, and interest (together with any Additional Amounts payable pursuant to the terms of this Note), on this Note, when and as the same shall become due and payable, whether at maturity or upon redemption or upon declaration of acceleration or otherwise according to the terms of this Note and of the Indenture. In case of default by General Motors Nova Scotia Finance Company (the “Issuer”) in the payment of any such principal, premium, if any, or interest (together with any Additional Amounts payable pursuant to the terms of this Note), the Guarantor agrees duly and punctually to pay the same. The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional irrespective of any extension of the time for payment of this Note, any modification of this Note, any invalidity, irregularity or unenforceability of this Note or the Indenture, any failure to enforce the same or any waiver, modification or indulgence granted to the Issuer with respect thereto by the holder of this Note or the Trustee, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a demand or proceeding first against the Issuer, protest or notice with respect to this Note or the indebtedness evidenced thereby and all demands whatsoever, and covenants that this guarantee will not be discharged as to this Note except by payment in full of the principal of, and interest (together with any Additional Amounts payable pursuant to the terms of this Note), thereon.

       The Guarantor irrevocably waives any and all rights to which it may be entitled, by operation of law or otherwise, upon making any payment hereunder (i) to be subrogated to the rights of a holder against the Issuer with respect to such payment or otherwise to be reimbursed, indemnified or exonerated by the Issuer in respect thereof or (ii) to receive any payment, in the nature of contribution or for any other reason, from any other obligor with respect to such payment.

       This guarantee shall not be valid or become obligatory for any purpose with respect to this Note until the certificate of authentication on this Note shall have been signed by the Trustee.

       This guarantee is governed by the laws of the State of New York.

       IN WITNESS WHEREOF, General Motors Corporation has caused this guarantee to be signed by facsimile by its duly authorized officers and has caused a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

GENERAL MOTORS CORPORATION

By:

By:

________________________________________________________________________________

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

________________________________________________________________________________

$750,000,000

General Motors Nova Scotia Finance Company

6.85% Guaranteed Notes

due October 15, 2008

guaranteed absolutely and unconditionally by

General Motors Corporation

Goldman, Sachs & Co.

JPMorgan
Credit Suisse First Boston
Barclays Capital
Commerzbank Capital Markets Corp.
Deutsche Banc Alex. Brown
Scotia Capital